AMENDED ISSUER FREE WRITING PROSPECTUS†
Filed Pursuant to Rule 433

Registration Statement No. 333-137902
Dated November 13, 2007

Deutsche Bank

Product Snapshot – 100% Principal Protected Notes Linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return

Type: Three Year Ten Months Principal Protected Note
Positioning: Commodities

Description & Benefits

The 100% Principal Protected Notes (the "notes") offer clients:

- A vehicle for expressing a bullish view on the commodity markets, specifically the DBLCI-MR PLUS™ Excess Return Index, over the next 3 years and 10 months.
- 100% principal protection if held to maturity.

Index Holding

DBLCI-MR™ ER: 100%

DBLCI-MR™ ER Components and weights:

	Commodity	Base Weight	Current Weight
ENERGY	Light Sweet Crude	35.00%	39.93%
	Heating Oil	20.00%	23.01%
INDUSTRIAL METALS	Aluminium	12.50%	14.23%
PRECIOUS METALS	Gold	10.00%	8.55%
AGRICULTURE	Wheat	11.25%	4.91%
	Corn	11.25%	9.38%

Index Holding and DBLCI-MR™ ER weights as of 11/5/2007

Quick Facts

Issuer:	Deutsche Bank AG London (Moody's Aa1).
Underlying:	DBLCI-MR PLUS™ ER Index (BBG: DBLCMPUE Index <GO>).
Initial Valuation Date:	November 13, 2007*
Note Issue Date:	November 29, 2007*
Maturity:	3 years 10 months.
Investment Currency:	USD.
Principal Protection:	100%.
Downside Risk:	None.
Investment Amount:	Minimum Denominations of $10,000 and integral multiples of $1,000 in excess thereof.
Commission:	Up to $21.00 per $1,000 Investment Amount.
IRA, ERISA eligible?	No.

* expected

Underlying

DBLCI-MR PLUS™ Excess Return Index combines the DBLCI-MR™ Excess Return's approach to investing in commodities with a momentum strategy that seeks to protect returns from downturns in the commodities market. On each monthly rebalancing date, the proportion of the DBLCI-MR PLUS™ Excess Return Index invested in the DBLCI-MR™ Excess Return is based on the DBLCI-MR™ Excess Return performance over the past twelve months.

*The DBLCI-MR™ Excess Return is composed of futures contracts on six commodities –**crude oil, heating oil, aluminum, gold, wheat and corn.***

- Captures returns from two sources: spot return and roll yield
- Broad exposure to commodities as an asset class.
- Frees the investor from the mechanics of futures trading (e.g., contract rolling and physical delivery).
- Applies a mean reversion adjustment which reduces the weighting of expensive commodities while increasing the weighting of cheap commodities, according to a rule based mechanism.

The weighting of each commodity in the Index depends on the deviation of the commodity's price from its long-term average. If the short-term moving average of a commodity rises significantly above its long-term moving average, the weighting of such commodity in the Index will be reduced and vice versa.

†This amended and restated product snapshot supersedes the corresponding product snapshot filed on November 9, 2007 in its entirety . We refer to this amended and restated product snapshot as "product snapshot."

Product Snapshot – 100% Principal Protected Notes Linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Excess Return

Type: Three Year Ten Months Principal Protected Note
Positioning: Commodities

Annual Price Performance of the DBLCI-MR PLUS™ ER (02/28/03-11/05/07)


40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
2003
2004
2005
2006
YTD

Source: Bloomberg

The above chart is for illustrative purposes only and does not purport to predict performance of the Securities or the Index. The payout on the Securities is tied to the value of the Index on a specific date. As such, a temporary decline in value around such specific date could greatly affect the holder's return.

The Index was launched in July 2007. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at anytime prior to July 2007. Past performance of the Index is no guarantee of future results.

We cannot give you assurance that you will receive any more than your initial investment at maturity.

Risk Considerations

- The risk of investing in commodities can be substantial. The price of the notes and the commodities which comprise the Index may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one commodity may be offset by a fall in the value of one or more of the other commodities comprising the Index.
- Your return on the notes will be dependent on the increase in the Index during the term of the notes. There is no assurance that the commodities which comprise the Index will have positive performance and past performance of any of the commodities which comprise the Index is not a guarantee, nor necessarily indicative, of their future performance.
- The notes are principal protected only if held to maturity.
- The notes do not pay interest and investors will not receive coupon payments.
- The receipt by the investor of monies owed under the notes is subject to and dependent on Deutsche Bank AG's abilities to pay such monies. Consequently, investors are subject to a counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

Tax Treatment

- The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For more detail, see "Selected Purchase Considerations— Taxed As Contingent Payment Debt Instruments" in the accompanying Term Sheet.

Past performance – including any performance based on retrospective calculations – is not necessarily indicative of future results.